FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Rodriguez, Antonio** (Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard** (Street) **Juno Beach, FL 33408** (City) (State) (Zip)	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☐ Officer (give title below) **X** Other (specify below) (1)	
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **February 13, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
		5. If Amendment, Date of Original (Month/Day/Year)	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code: Code	3. Transaction Code: V	4. Securities Acquired (A) or Disposed of (D): Amount	4. A or D	4. Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	- -	- -	- -	- -	- -	- -	- -	**867.3957**	**I**	**By Thrift Plan Trust**
Common Stock	**2/13/03**	- -	**A** (2)		**5,000**	**A**	- -			
Common Stock	**2/13/03**	- -	**A** (3)		**3,409**	**A**	- -			
Common Stock	**2/13/03**	- -	**F** (4)		**1,364**	**D**	**$55.12**	**20,792** (5)	**D**	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Shares	(6)	**2/13/03**	**– –**	**A**		**76**		(6)	(6)	**Common Stock**	(6)	(6)	**355**	**D**	
Employee Stock Option (Right to Buy)	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**– –**	**20,000** (7)	**D**	
Employee Stock Option (Right to Buy)	**$55.12**	**2/13/03**	**– –**	**A**		**20,000**		(8)	**2/13/13**	**Common Stock**	**20,000**		**20,000**	**D**	

Explanation of Responses:

(1) Senior Vice President for Power Generation and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) Restricted stock grant made pursuant to the Amended and Restated Long Term Incentive Plan of the Issuer, exempt under Rule 16b-3.

(3) Acquired in settlement of performance share awards (which were not derivative securities) under Amended and Restated Long Term Incentive Plan of Issuer, exempt under Rule 16b-3.

(4) Shares of stock withheld by Issuer to satisfy tax withholding obligation on shares acquired on February 13, 2003 in settlement of performance share awards.

(5) Receipt of 4,385 shares deferred until Mr. Rodriguez’s retirement.

(6) Phantom shares credited to a Supplemental Matching Contribution Account for the reporting person pursuant to the FPL Group, Inc. Supplemental Executive Retirement Plan. Phantom shares represent the number of phantom shares of FPL Group, Inc. Common Stock credited to the reporting person if the phantom shares had been invested in FPL Group’s company stock fund in its Thrift Plan during fiscal year 2002 based on share prices ranging from $46.30 to $64.91. Amount shown constitutes the difference between the balance at 12/31/02 and the balance at 12/31/01. Includes cash dividends that would be payable on the phantom shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the phantom shares. This filing is not an admission that the phantom shares are derivative securities.

(7) On February 11, 2002, the reporting person was granted an Option to purchase 20,000 shares of common stock with an exercise price of $52.64 per share. The Option (i) vests as to 6,667 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant and (ii) expires on February 11, 2012.

(8) The Option shall vest as to 6,667 shares (on a cumulative basis) on each anniversary of the date of grant beginning on the first anniversary of the date of grant.

DENNIS P. COYLE
Signature of Reporting Person

February 14, 2003
Date